UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date June 17, 2024	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

June 17, 2024

Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES THE EARLY TENDER RESULTS RELATING TO THE OFFER TO PURCHASE OF ITS 3.000% SENIOR NOTES DUE 2025 AND UP TO U.S. $400,000,000 OF ITS OUTSTANDING 6.909% SUBORDINATED NOTES DUE 2027

Bancolombia S.A. ("Bancolombia”) announced today the results as of 5:00 p.m. New York City time, on June 14t, 2024 (the “Early Tender Date”), of its previously announced cash tender offer (the “Offer”) for specified series of its outstanding debt security (the “Notes”) subject to the terms and conditions as described in the offer to purchase dated June 3, 2024 (the “Offer to Purchase”).

As of the Early Tender Date, USD $267,421,000 aggregate principal amount of the 3.000% Senior Notes due 2025 and USD $283,632,000 aggregate principal amount of the 6.909% Subordinated Notes due 2027 had been validly tendered and not validly withdrawn. The settlement date for the Notes accepted for purchase is expected to occur on June 24th, 2024 (the "Early Settlement Date"). In addition to the applicable total consideration set forth in of the Offer to Purchase, which includes the applicable early tender payment, such holders are also receiving, in respect of such Notes, accrued and unpaid interest from the last interest payment date for the Notes to, but not including the Early Settlement Date.

BofA Securities, Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are the dealer managers for the Offer. Global Bondholder Services Corporation has been appointed as the information and tender agent for the Offer. Persons with questions regarding the Offer should contact BofA Securities, Inc. at (888) 292-0070 or (980) 387-3907, Citigroup Global Markets Inc. at (800) 558-3745 or (212) 723-6106, J.P. Morgan Securities LLC at (866) 846-2874 (toll-free) or (212) 834-7279 (collect). In addition, holders of Notes may contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

This announcement shall not constitute an offer to sell or the solicitation of any offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification, or exemption from registration of such securities under the securities law of any such state or jurisdiction.

Forward-Looking Statements

This release and the Offer to Purchase contain statements which may constitute “forward-looking statements.”  These forward-looking statements are not based on historical facts, but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control.  Words such as “anticipate,” “believe,” “estimate,” “approximate,” “expect,” “may,” “intend,” “plan,” “predict,” “target,” “forecast,” “guideline,” “should,” “project” and similar words and expressions are intended to identify forward-looking statements.  It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements.  Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after the date on which they are made in light of new information, future events and other factors.

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Contacts
Julián Mora Gomez	Jose Humberto Acosta	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57601) 4042436	Tel.: (57601) 4885934	Tel.: (57601) 4485950